

March 1, 2013

Via E-mail
Mr. Brian Korney
Chief Financial Officer
Genoil Inc.
727-7 Ave. SW, #1580
Calgary, AB, Canada T2P 0Z5

Re: Genoil Inc.
Form 20-F for the Fiscal Year ended December 31, 2011
Filed May 31, 2012
File No. 000-50766

Dear Mr. Korney:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief